Mail Stop 4561

May 16, 2008

Srini Vasan, Chief Executive Officer
ZUMA360 Software, Inc.
6911 Hayvenhurst Ave., Suite 101
Van Nuys, CA 91406

>   **Re: ZUMA360 Software, Inc.**
>   **Amendment No. 1 to Form S-1**
>   **Filed May 5, 2008**
>   **File No. 333-149710**

Dear Mr. Vasan:

We have reviewed the above-captioned filing and have the following comments.

Form S-1/A

Summary of This Offering, page 2

1.   Please revise the "Offering Price" section to reflect the amended terms of your offering, a fixed offering price of $2.25 per unit for the term of the offering. Specifically delete your statement that if your common stock is traded on the OTCBB, "the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by us. The offering price would thus be determined by market factors and our independent decisions."

Management's Discussion and Analysis, page 23

2.   You state on page 26 that you have been deferring your management's salaries. Clarify whether you intend to pay salaries to management for prior periods, in the event you raise capital from this offering or other sources. Also, tell us whether your financial statements include accruals for any salaries you have deferred and intend to pay from offering proceeds or other sources. Please ensure that your "Use of Proceeds" section conforms with your response to this comment.

<u>Financial Statements</u>

3.   Please amend your filing to include updated financial statements, and update the prospectus throughout, as appropriate. See Rule 8-08 of Regulation S-X.

*   *   *   *   *

        As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428. If you require further assistance you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: <u>Via Facsimile (888) 501-3763</u>
        Stephan Jan Meyers, Esq.